SPECIAL WARRANT AGREEMENT

between

PROFOUND ENERGY INC.

- and -

PARAMOUNT ENERGY TRUST

March 30, 2009

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION

1

1.1

Definitions

1

1.2

Schedules

9

1.3

Headings

9

1.4

Section References

9

1.5

Gender, Plural

9

1.6

Date for Actions

9

1.7

Statutes

9

1.8

Currency

9

ARTICLE 2 CREATION, ISSUE AND SALE OF SPECIAL WARRANTS

10

2.1

Creation of Special Warrants

10

2.2

Subscription for Special Warrants

10

2.3

Closing

10

2.4

Purchase Price to be Held in Trust

10

ARTICLE 3 CONVERSION AND REDEMPTION RIGHTS

10

3.1

Conversion

10

3.2

No Fractional Shares

12

3.3

Redemption

12

ARTICLE 4 ADJUSTMENTS

13

4.1

Adjustment to Number of Common Shares

13

4.2

No Adjustment for Stock Options, etc.

17

4.3

Determination by Corporation's Auditors

17

4.4

Proceedings Prior to Any Action Requiring Adjustment

17

4.5

Action Requiring Adjustment

17

4.6

Certificate of Adjustment

18

4.7

Notice of Special Matters

18

ARTICLE 5 REPRESENTATIONS AND WARRANTIES

18

5.1

Representations and Warranties of the Corporation

18

5.2

Representations and Warranties of PET

18

ARTICLE 6 COVENANTS

18

6.1

Covenants of the Corporation

18

6.2

Covenants of PET

19

ARTICLE 7 CONDITIONS

20

7.1

Mutual Conditions

20

7.2

Conditions in favour of PET

21

7.3

Conditions in favour of the Corporation

22

ARTICLE 8 NOTICES

22

8.1

Notice

22

ARTICLE 9 DISCLOSURE

23

9.1

Future Disclosure

23

ARTICLE 10 MISCELLANEOUS

24

10.1

Acknowledgment

24

10.2

Entire Agreement

24

10.3

Survival of Representations and Warranties

24

10.4

Assignment

24

- ii -

10.5

Further Assurances

24

10.6

Expenses

25

10.7

Change in Common Shares

25

10.8

Time of the Essence

25

10.9

Amendments

25

10.10

Governing Law

25

10.11

Attornment

25

10.12

Severability

25

10.13

Execution and Delivery

26

10.14

Waiver

26

10.15

Enurement

26

10.16

Reliance

26

SCHEDULES
Schedule "A"	-	Conversion Notice	A-1
Schedule "B"	-	Representations of the Corporation	B-1
Schedule "C"	-	Representations of PET	C-1
Schedule "D"	-	Profound Officers' Certificate	D-1
Schedule "E"	-	Form of Certificate representing Special Warrants	E-1

- ii -

SPECIAL WARRANT AGREEMENT

THIS AGREEMENT made as of the 30th day of March, 2009.

BETWEEN:

PROFOUND ENERGY INC., a corporation existing under the laws of the Province of Alberta ("Profound" or the "Corporation")

-and-

PARAMOUNT ENERGY TRUST, a trust organized pursuant to the laws of the Province of Alberta ("PET")

WHEREAS PET has agreed to subscribe for and purchase from the Corporation, and the Corporation has agreed to issue and sell to PET, upon and subject to the terms and conditions of this Agreement, 9,224,310 special warrants of the Corporation created hereunder and having the rights, privileges and other terms provided herein at a price of $0.75 per special warrant;

NOW THEREFORE in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties (as defined herein) do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Agreement, unless the context otherwise requires:

"Administrator" means Paramount Energy Operating Corp.;

"Affiliate" has the meaning ascribed to it in the Securities Act;

"Agreement" means this Special Warrant Agreement, including all Schedules hereto and any amendments hereto or restatements hereof, and references to "Article" or "Section" mean the specified Article or Section of this Agreement;

"Applicable Securities Laws" means all applicable securities and corporate laws, regulations, orders, notices, instruments, blanket orders and policies in the applicable jurisdiction;

"Business Day" means any day which is not a Saturday, Sunday or statutory holiday in the Province of Alberta on which the principal commercial banks in downtown Calgary are generally open for the transaction of commercial banking business during regular business hours;

"Canadian Securities Regulatory Authorities" means the applicable Canadian provincial and territorial securities commissions and regulatory authorities;

"CCDE" means cumulative Canadian development expense, as defined in the Tax Act;

"CCEE" means cumulative Canadian exploration expense, as defined in the Tax Act;

"CCOGPE" means cumulative Canadian oil and gas property expense, as defined in the Tax Act;

"Closing" means the completion of the purchase and sale of the Special Warrants as contemplated herein;

"Closing Date" means the second Business Day following the date on which the TSX shall have accepted or approved, in writing, the issuance and sale of the Special Warrants as provided herein and the listing of the Common Shares issuable on conversion of the Special Warrants on conditions that are acceptable to PET and Profound, acting reasonably, or such other date as may be agreed upon by the Parties and provided that such Closing Date shall be not later than the Latest Mailing Date;

"Closing Time" means 10:00 a.m. (Calgary time), or such other time on the Closing Date as may be agreed upon by the Corporation and PET;

"Common Shares" means the common shares in the capital of the Corporation as constituted on the date hereof;

"Compulsory Acquisition" means an acquisition pursuant to Section 195 of the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended;

"Conversion Date" means either (i) the date upon which PET directs the exercise of the Conversion Right to occur, as specified in the Conversion Notice (or if no such date is specified therein, the date on which the Corporation receives the Conversion Notice); or (ii) the date of a Deemed Conversion Event;

"Conversion Notice" means a notice executed by PET and delivered to the Corporation confirming its election to exercise its Conversion Right in respect of a specified number of Special Warrants, in substantially the form attached as Schedule "A";

"Conversion Rate" means the number of Common Shares issuable upon exercise of the Conversion Right, which, subject to adjustment pursuant to the provisions herein, is one (1) Common Share for each Special Warrant;

"Conversion Right" means the right of PET to convert the Special Warrants into and receive, without payment of any additional consideration, Common Shares according to the Conversion Rate;

"Corporation" or "Profound" means Profound Energy Inc., a corporation existing under the laws of the Province of Alberta;

"Corporation's Counsel" means Burnet, Duckworth & Palmer LLP, or such other legal counsel as may be designated by the Corporation with the consent of PET, acting reasonably;

"Current Market Price" means at any date the weighted average trading price per Common Share for 20 consecutive Trading Days, ending immediately before such date, on the TSX, or, if the Common Shares are not then listed thereon, on such stock exchange on which the Common Shares are then listed as may be selected for such purpose by the directors of the Corporation or, if the Common Shares are not listed on any stock exchange, on the over-the-counter market (where, for this purpose, the weighted average trading price per Common Share is determined by dividing (i) the aggregate sale price of all of the Common Shares sold on such exchange or market, as the case may be, during such 20 consecutive Trading Days by (ii) the total number of Common Shares sold on such exchange or market, as the case may be, during such 20 consecutive Trading Days);

"Deemed Conversion Event" means:

(a)

the close of business on the 3rd Business Day following the date on which the Expiry Time occurs if at the Expiry Time the Minimum Tender Condition has not been satisfied, provided that if at the Expiry Time the Minimum Tender Condition has not been satisfied and PET waives the Minimum Tender Condition and takes-up and pays for in excess of 50.1% of the outstanding Common Shares, calculated on a fully diluted basis (for the purposes of such calculation Common Shares issued or issuable on the conversion of the Special Warrants shall not be included), prior to the close of business on the 3rd Business Day following the date on which the Expiry Time occurs then the Deemed Conversion Event shall be deemed to have not occurred;

(b)

the termination of the Support Agreement pursuant to Subsection 11.1(c) of the Support Agreement;

(c)

the termination of the Support Agreement pursuant to Subsection 11.1(d) of the Support Agreement provided that the event triggering the termination does not also trigger a Redemption Event;

(d)

the termination of the Support Agreement pursuant to Subsection 11.1(h) of the Support Agreement; and

(e)

the termination of the Support Agreement pursuant to Subsection 11.1(i) of the Support Agreement, provided that the restraint, enjoinment or prohibition of any of the transactions contemplated by the Support Agreement:

(i)

has not been occassioned by an act of Profound, other than an act contemplated by this Agreement or the Support Agreement, and

(ii)

the termination event does not also trigger a Redemption Event;

"Disclosure Letter" means the written disclosure letter of Profound addressed to PET dated the date hereof and delivered to PET in final form contemporaneously with the delivery of this Agreement;

"Earned Interest" means the interest or other income actually earned on the investment of the proceeds from the sale of the Special Warrants while such proceeds are held in trust as contemplated herein;

"Employee Obligations" means any obligations or liabilities of Profound to pay any amount to or on behalf of its officers, directors, consultants or employees, other than for salary, bonuses under their existing bonus arrangements, vacation pay and directors' fees in the ordinary course, in each case in amounts consistent with historic practices, and, without limiting the generality of the foregoing, "Employee Obligations" shall include the obligations of Profound to directors, officers or employees (i) for severance or termination payments on the change of control of Profound pursuant to any executive severance and termination agreements in the case of officers and pursuant to Profound's severance policy in the case of employees; (ii) for retention bonus payments pursuant to any retention bonus program or executive employment agreement and (iii) for payments with respect to any share appreciation rights, participating performance units or similar plans, if any;

"Encumbrances" means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, restrictions, developments or similar agreements, easements, rights-of-

way, title defects, options, rights of first offer or rights of first refusal, areas of mutual interest, adverse claims or encumbrances of any kind or character whatsoever;

"Environmental Laws" has the meaning set forth in Section 15(a) of Schedule "B";

"ESPP" means the Profound Employee Share Purchase Plan;

"Expiry Time" shall have the meaning ascribed to such term in Support Agreement;

"Financial Statements" means the audited financial statements of Profound as at and for the year ended December 31, 2008, including the notes to such statements and the auditor's report thereon;

"Financing Expenses" means financing expenses referred to in Section 10(1)(e) of the Tax Act;

"GAAP" means generally accepted accounting principles as defined from time to time by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants;

"Governmental Authority" means any:

(a)

multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign;

(b)

Canadian Securities Regulatory Authority, self-regulatory organization or stock exchange;

(c)

subdivision, agent, commission, board, or authority of any of the foregoing; or

(d)

quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Latest Mailing Date" has the meaning ascribed thereto in the Support Agreement;

"Laws" means applicable laws, statutes, by-laws, published rules, regulations, published directives, instructions, orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgments, awards or requirements, in each case of any Governmental Authority;

"Liabilities" means all liabilities and obligations, whether under Laws, under contract or otherwise, whether tortious, contractual, statutory or otherwise, whether absolute or contingent and whether based on fault, strict liability or otherwise;

"Material Adverse Change" means any change, effect, event, occurrence or state of facts that is, or could reasonably be expected to be (individually or in the aggregate), material and adverse to the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), businesses, operations (including production and sales of oil, gas and natural gas liquids) or results of operations of Profound or PET, as applicable, on a consolidated basis, but "Material Adverse Change" shall not include a change resulting or arising from: (i) a matter that has prior to the date hereof been publicly disclosed or otherwise disclosed in the Disclosure Letter; (ii) conditions affecting the oil and gas industry generally; (iii) general economic, financial, currency exchange, securities or commodity market conditions in North America including, without limitation, changes in currency exchange rates or in interest rates; (iv) changes in the market price of crude oil, bitumen or natural gas and where, in the case of (ii), (iii) and (iv), such change, effect, event, occurrence or state of facts does not have a disproportionate material adverse change or effect on the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), businesses, operations (including production and sales of oil, gas and natural gas liquids) or results of operations of Profound, on a consolidated basis, as compared to the corresponding effect on corporations and other entities engaged in the oil and gas industry generally or (v) for the purposes of this Agreement shall not include the Minimum Tender Condition not being satisfied at the Expiry Time;

"Material Adverse Effect" means any effect resulting from a Material Adverse Change;

"Minimum Tender Condition" means there shall have been deposited under the Offer and not withdrawn at least 66 2/3% of the Common Shares outstanding on a fully-diluted basis (excluding any Common Shares issued or issuable upon conversion of the Special Warrants) other than any Common Shares held at the date of the Offer by or on behalf of PET or its Affiliates or any Common Shares issued or issuable upon conversion of the Special Warrants;

"Non-Capital Losses" means non-capital losses, as defined in the Tax Act;

"Non-Completion Fee" has the meaning ascribed thereto in the Support Agreement;

"Notice" has the meaning ascribed thereto in Section 8.1;

"Offer" means an offer made by PET or a direct or indirect wholly-owned subsidiary of PET by way of take-over bid to acquire all of the outstanding Common Shares and includes any amendments to, or extensions of, the Offer made in accordance with the terms of the Support Agreement;

"Outside Date" shall mean the earlier of: (i) the Conversion Date; and (ii) the date on which PET shall have exercised its Redemption Right;

"Options" means stock options granted pursuant to the Profound Stock Option Plan;

"Parties" means, collectively, PET and Profound and "Party" means any one of them;

"Performance Warrants" means the performance warrants to acquire 2,734,733 Common Shares granted to various directors, officers and employees of Profound;

"Person" includes any individual, sole proprietorship, partnership, firm, entity, limited partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body, corporation, or Governmental Authority and any group comprised of more than one Person, and where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or legal representative;

"PET" means Paramount Energy Trust, a trust organized pursuant to the laws of Alberta, or its nominee Affiliate, as the context requires;

"PET's Counsel" means Bennett Jones LLP, or such other legal counsel as may be designated by PET with the consent of the Corporation, acting reasonably;

"Profound Interests" has the meaning ascribed thereto in Section 28 of Schedule "B";

"Profound Stock Option Plan" means the stock option plan of Profound, as amended;

"Redemption Event" means:

(a)

PET's determination in its discretion, acting reasonably, that an act, action, suit or proceeding has been threatened or taken before or by any Governmental Authority, whether or not having the force of Law, or a Law has been proposed, enacted, promulgated or applied, in either case:

(i)

to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by or the sale to PET of Common Shares, whether upon conversion of the Special Warrants or otherwise (other than any prohibition or material limitation concerning the acquisition of Common Shares that applies to PET pursuant to Applicable Securities Laws of general application in effect as at the date hereof), or the right of PET to own or exercise full rights of ownership of Common Shares;

(ii)

which, if the issuance of the Common Shares on conversion of the Special Warrants was consummated, would reasonably be expected to have a Material Adverse Effect on PET or Profound; or

(iii)

which would materially and adversely affect the ability of PET to be issued the Common Shares on conversion of the Special Warrants or to otherwise acquire Common Shares (other than any prohibition or material limitation concerning the acquisition of Common Shares that applies to PET pursuant to Applicable Securities Laws of general application in effect as at the date hereof);

(b)

the existence of any prohibition at Law against PET acquiring Common Shares, whether upon conversion of the Special Warrants or otherwise (other than any prohibition concerning the acquisition of Common Shares that applies to PET pursuant to Applicable Securities Laws of general application in effect as at the date hereof);

(c)

the existence or occurrence, in the judgment of PET, acting reasonably, of a Material Adverse Change in respect of Profound;

(d)

any representation and warranty of Profound in this Agreement that is qualified by reference to a Material Adverse Effect being not true and correct in all respects at the Expiry Time;

(e)

any representation and warranty of Profound in this Agreement that is not qualified by reference to a Material Adverse Effect (excluding those with respect to outstanding share capital (on an undiluted and fully diluted basis)) being not true and correct in all respects at the Expiry Time unless the failure to be true or correct has not had or would not reasonably be expected to have a Material Adverse Effect;

(f)

any representation and warranty of Profound in this Agreement with respect to outstanding share capital (on an undiluted and fully diluted basis) being not true and correct in all respects (except for changes thereto resulting from the issuance of Common Shares under the terms of the Options and Performance Warrants) at the Expiry Time;

(g)

Profound not having observed and performed its covenants in this Agreement and in the Support Agreement at the Expiry Time of the Offer in all material respects to the extent that such covenants were to have been observed or performed by Profound at or prior to the Expiry Time; or

(h)

PET has taken-up under the Offer such number of Common Shares as represents not less than 50.1% of the outstanding Common Shares, calculated on a fully diluted basis (for purposes of such calculation Common Shares issued or issuable on the conversion of the Special Warrants shall not be included);

(i)

the termination of the Support Agreement pursuant to Subsection 11.1(b)(ii) or 11(b)(iii) of the Support Agreement;

(j)

the Non-Completion fee becomes payable in accordance with the Support Agreement; and

(k)

the termination of the Support Agreement pursuant to Subsection 11.1(j) of the Support Agreement.

"Redemption Notice" means a notice executed by PET and delivered to the Corporation confirming its election to exercise its Redemption Right in respect of a specified number of Special Warrants, in substantially the form included in Schedule "E";

"Redemption Right" means the right of PET to require the Corporation to redeem and repurchase the Special Warrants;

"Regulatory Approvals" means those sanctions, rulings, waivers, consents, orders, exemptions, permits, licences, authorizations and other approvals (including the lapse, without objection, of a prescribed time or waiting period under a statute or regulation that states that a transaction may only be implemented if a prescribed time lapses following the giving of notice without an objection or an opposition being filed, made or initiated) of any Governmental Authority;

"Rights Plan" means the Shareholder Rights Plan Agreement dated as of March 30, 2009, between Profound and Valiant Trust Company;

"Securities Act" means the Securities Act, R.S.A. 2000, c. S-4, as amended;

"Special Warrants" means special warrants to acquire Common Shares, having the terms set out in this Agreement;

"Subsequent Acquisition Transaction" means any proposed amalgamation, statutory arrangement, capital reorganization or other transaction of Profound and PET or an Affiliate of PET to acquire the remaining Common Shares following PET's take up and payment for Common Shares under the Offer representing at least 50.1% of the Common Shares (calculated on a fully diluted basis);

"subsidiary" means, with respect to any Person, any body corporate of which more than 50% of the outstanding Common Shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not Common Shares of any other class or classes shall or might be entitled to vote upon the happening of a certain event or contingency) are at the time owned directly or indirectly by such Person, and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

"Superior Proposal" shall have the meaning ascribed to such term in Support Agreement;

"Support Agreement" means the support agreement dated as of the date hereof among PET, the Corporation and the Administrator;

"Swaps" means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, hedge, commodity option, equity or equity index swap, equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

"Tax Act" means the Income Tax Act, R.S.C. 1985, c.1 (5th Supp.), as amended;

"Taxes" means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, licence taxes, withholding taxes or other withholding obligations, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security premiums, workers' compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, provincial Crown royalties, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity or for which such entity is responsible, and any interest, penalties, additional taxes, additions to tax or other amounts imposed with respect to the foregoing;

"Tax Pools" means the UCC, earned depletion base, CCEE, CCDE, CCOGPE, foreign exploration and development expense, capital losses, Non-Capital Losses, cumulative eligible capital, attributed Canadian royalty income and investment tax credits, all as defined in the Tax Act, and Financing Expenses;

"Tax Returns" includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether intangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

"Trading Day" means a day on which the TSX is open for the transaction of business;

"Trust Account Agreement" means the agreement contemplated by Section 7.1(d);

"Trust Fund" means the proceeds of the sale of the Special Warrants as provided in ARTICLE 2 and any investments acquired from time to time with such funds together with any Earned Interest thereon, subject to reduction from time to time as amounts are released and paid to Profound or PET, as applicable, on the exercise or deemed exercise of the Conversion Right or the exercise of the Redemption Right;

"Trustee" means Valiant Trust Company or such other person as is mutually acceptable to the Parties as is designated as trustee under the Trust Account Agreement;

"TSX" means the Toronto Stock Exchange or any successor thereto; and

"UCC" means the undepreciated capital cost of any particular class of depreciable property, as defined in the Tax Act.

1.2

Schedules

The following Schedules are attached to and incorporated in this Agreement and form part hereof:

Schedule "A"

-

Conversion Notice

Schedule "B"

-

Representations of the Corporation

Schedule "C"

-

Representations of PET

Schedule "D"

-

Profound Officer's Certificate

Schedule "E"

-

Form of Special Warrant Certificate

1.3

Headings

The division of this Agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

1.4

Section References

Unless the context otherwise requires, references in this Agreement to an article, section, paragraph, clause, subclause or schedule by number, letter or otherwise refer to the article, section, subsection, paragraph, clause, subclause or schedule, respectively, bearing that designation in this Agreement.

1.5

Gender, Plural

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders.

1.6

Date for Actions

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7

Statutes

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.8

Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

ARTICLE 2
CREATION, ISSUE AND SALE OF SPECIAL WARRANTS

2.1

Creation of Special Warrants

An aggregate of 9,224,310 Special Warrants are hereby created by the Corporation and authorized to be issued hereunder.  The Special Warrants shall be evidenced by a certificate in the form attached as Schedule "E".  Each Special Warrant purchased and sold hereunder shall thereupon entitle PET to receive, on the conversion thereof, without payment of any additional consideration by PET, one (1) Common Share, subject to adjustment in accordance with ARTICLE 4 and otherwise upon and subject to the terms and conditions of this Agreement, including without limitation redemption in the circumstances provided herein.

2.2

Subscription for Special Warrants

PET hereby subscribes for and agrees to purchase from the Corporation, and the Corporation hereby accepts the subscription and agrees to issue and sell to the Subscriber, at the Closing Time, upon and subject to the terms and conditions hereof, 9,224,310 Special Warrants at a price of Cdn. $0.75 per Special Warrant for a total purchase price of Cdn. $6,918,232.50 (the "Purchase Price").

2.3

Closing

Closing of the purchase and sale of the Special Warrants shall take place at the Closing Time at the offices of the Corporation's Counsel, or at such other times and places as shall be mutually agreed to by the Corporation and PET.

2.4

Purchase Price to be Held in Trust

In the event of Closing, the Purchase Price shall be paid by way of delivery by PET, on or before the Closing Time, of a certified cheque, bank draft or wire transfer payable to the Trustee for the amount of the full Purchase Price, or payment of the same amount in such other manner as is acceptable to the Corporation and Trustee, to be held in trust by the Trustee pursuant to and in accordance with the terms and conditions of the Trust Account Agreement, against delivery by the Corporation of a certificate(s) representing the Special Warrants in the form attached as Schedule "E".

ARTICLE 3
CONVERSION AND REDEMPTION RIGHTS

3.1

Conversion

(a)

Provided a Deemed Conversion Event has not occurred, PET shall be entitled, at any time and from time to time, at its option, to exercise its Conversion Right with respect to all or any part of the Special Warrants then outstanding, and thereby convert all or any portion of its Special Warrants into Common Shares, without payment of any additional consideration, by delivering to the Corporation a Conversion Notice specifying the number of Special Warrants in respect of which it is exercising the Conversion Right.  Upon the receipt by the Corporation of a Conversion Notice and surrender of the certificate representing the Special Warrants in respect of which the Conversion Right is exercised, PET shall be entitled, effective as of the Conversion Date, to receive one or more certificates representing the Common Shares issued in respect of the Special Warrants so converted in accordance with Section 3.1(c) and a certificate representing any Special Warrants not converted, if applicable.  For the purposes of this Agreement, no Special Warrant will be considered converted pursuant to the Conversion Right until the Conversion Date.

(b)

Subject to Subsection 3.1(i), notwithstanding Section 3.1(a) hereof, the Conversion Right shall be deemed to have been exercised, and all outstanding Special Warrants shall be deemed to have been converted, on the occurrence of a Deemed Conversion Event and PET shall be entitled, without payment of any additional consideration or undertaking any further action, to receive certificates representing the Common Shares issued in respect of the Special Warrants so converted in accordance with Section 3.1(c).

(c)

As soon as possible after the Conversion Date, the Corporation shall (or shall cause the Corporation's transfer agent to) deliver to the person or persons in whose name or names the Common Shares are to be registered as specified in the relevant Conversion Notice, provided that such Person shall be PET or an Affiliate of PET, at the address or addresses specified therein, or to such other person as PET may otherwise direct in writing, provided that such Person shall be PET or an Affiliate of PET, or if no such Conversion Notice has been delivered, to PET or to such other person as PET may otherwise direct in writing, provided that such Person shall be PET or an Affiliate of PET, a certificate representing the Common Shares issued in respect of the Special Warrants so converted and a certificate representing any Special Warrants not converted, if applicable.

(d)

If any of the Common Shares issuable as contemplated in Section 3.1(b) or 3.1(c), as applicable, are to be issued to a person or persons other than PET, PET shall comply with such reasonable requirements as the Corporation (or the Corporation's transfer agent) may prescribe, and pay to the Corporation (or the Corporation's transfer agent on behalf of the Corporation) all applicable transfer or similar taxes or fees, and the Corporation shall not be required to cause the issuance or delivery of certificates representing such Common Shares unless PET has paid the amount of such tax or fee or has established to the satisfaction of the Corporation that such fee or tax has been paid or that no such fee or tax is payable and that all Applicable Securities Laws with respect to such transfer have been complied with.

(e)

Upon the exercise (including deemed exercise) of the Conversion Right in accordance with this Section 3.1, notwithstanding that certificates representing the Common Shares may not have been issued or delivered (whether pursuant to Section 3.1(d) or otherwise), the Common Shares issuable on the conversion shall be deemed to have been issued, and the person or persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of record of such Common Shares, on the Conversion Date or, if the transfer register for the Common Shares is closed on the Conversion Date, on the first date on which the transfer register is reopened.

(f)

Effective after the exercise or deemed exercise of the Conversion Right and the issuance of Common Shares relating thereto as contemplated in Section 3.1(e), and delivery of the certificate(s) representing the Common Shares so issued as provided in Section 3.1(c), the Special Warrants in respect of which the Conversion Right has been so exercised shall be void and of no further effect.

(g)

The certificates representing Common Shares issued upon exercise or deemed exercise of the Conversion Right will, unless issued at least four months after the Closing Date, bear the following legend:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE · {insert date that is four months and one day from the Closing Date}"

(h)

Following each exercise or deemed exercise of the Conversion Right in accordance with Section 3.1(a) or 3.1(b), the Corporation shall be entitled to receive a pro rata portion of the Trust Fund corresponding to the number of Special Warrants in respect of which the Conversion Right is exercised or deemed to have been exercised, which shall be paid to the Corporation in accordance with Trust Account Agreement.

(i)

In the event of a Deemed Conversion Event by reason of (b), (c), (d), or (e) of the definition of Deemed Conversion Event, Profound shall have the option, at its sole discretion, to redeem all or any portion of the Special Warrants then outstanding instead of issuing Common Shares on conversion of the Special Warrants in which case the Special Warrants to be redeemed will be redeemed in accordance with Section 3.3 (disregarding Subsection 3.3(c)) as if PET had delivered a Redemption Notice with respect to such Special Warrants.

3.2

No Fractional Shares

The Corporation shall not be required, upon the exercise or deemed exercise of a Conversion Right, or upon any adjustment in accordance with ARTICLE 4, to issue fractions of Common Shares to any person or to issue certificates which evidence a fractional Common Share.  To the extent that PET or such other person would otherwise have been entitled to receive a fraction or fractions of a Common Share on the conversion or partial conversion of its Special Warrants, or upon any adjustment in accordance with ARTICLE 4, PET or such other person shall only be entitled to receive, and the Corporation shall only be required to issue, the next lowest whole number of Common Shares.  The Corporation shall not pay any amounts to the holder in satisfaction of the right to otherwise have received a fraction of a Common Share.

3.3

Redemption

(a)

In the event of a Redemption Event or the occurrence of any event or circumstance that may reasonably be expected to constitute a Redemption Event the Corporation shall forthwith notify PET thereof, provided that if Profound is uncertain as to whether a Redemption Event has occurred, Profound shall promptly inform PET of the full particulars of the occurrence giving rise to the uncertainty and shall consult with PET as to whether the occurrence is of such nature as may constitute a Redemption Event.

(b)

In the event of a Redemption Event:

(i)

PET shall be entitled, at any time after the occurrence of the Redemption Event, at its option, to exercise its Redemption Right with respect to all or any part of the Special Warrants then outstanding by delivering to the Corporation a Redemption Notice specifying the number of Special Warrants in respect of which it is exercising the Redemption Right and indicating the Redemption Event giving rise to the Redemption Right; and

(ii)

following the delivery of such Redemption Notice, unless the Redemption Event in respect of which the notice is given shall have been cured to the satisfaction of PET, acting reasonably, and PET shall have delivered a notice to that effect to the

Corporation and the Trustee within three (3) Business Days of the delivery of the Redemption Notice, PET shall be entitled to receive a pro rata portion of the Trust Fund corresponding to the number of Special Warrants in respect of which the Redemption Right is exercised, which shall be paid to PET in accordance with the Trust Account Agreement.

(c)

For greater certainty, and notwithstanding Section 3.3(b), in the event of a Redemption Event, PET shall have the option, at its sole discretion, to exercise its Conversion Right in respect of any Special Warrants then outstanding, instead of its Redemption Right in respect thereof.

(d)

Effective after the exercise of the Redemption Right and payment of the pro rata portion of the Trust Fund as contemplated in Section 3.3(b), the Special Warrants in respect of which the Redemption Right has been so exercised shall be void and of no further value or effect.

(e)

Notwithstanding any other provision of this Agreement or the Trust Account Agreement, nothing herein or therein shall restrict or limit the ability of the Parties to mutually agree at any time and from time to time that all or any part of the Special Warrants shall be redeemed and repurchased by the Corporation on such terms and conditions as the Parties may agree.

ARTICLE 4
ADJUSTMENTS

4.1

Adjustment to Number of Common Shares

The Conversion Rate shall be subject to adjustment from time to time in the following circumstances and manner:

(a)

Subject to Section 4.2, if and whenever at any time from the Closing Date to the Outside Date, the Corporation shall:

(i)

subdivide, redivide or change its outstanding Common Shares into a greater number of shares;

(ii)

reduce, combine or consolidate its outstanding Common Shares into a smaller number of shares; or

(iii)

issue Common Shares or securities convertible into or exchangeable for Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend or make a distribution to all or substantially all of the holders of Common Shares on its outstanding Common Shares payable in Common Shares or securities convertible into or exchangeable for Common Shares;

then, in each such event, the Conversion Rate shall be adjusted immediately after the effective date of such subdivision, redivision, change, reduction, combination or consolidation, or the record date for such issue of Common Shares by way of a stock dividend or distribution, as the case may be, by multiplying the Conversion Rate in effect on such effective date or record date by a fraction:

(A)

the numerator of which shall be the total number of Common Shares outstanding immediately after such date; and

(B)

the denominator of which shall be the total number of Common Shares outstanding immediately prior to such date.

Such adjustment shall be made successively whenever any event referred to in this Section 4.1(a) shall occur.  Any such issue or distribution of Common Shares or securities convertible into or exchangeable for Common Shares shall be deemed to have been made on the record date for such issue or distribution for the purpose of calculating the number of outstanding Common Shares under Section 4.1(b) and Section 4.1(c).

(b)

Subject to Section 4.2, if and whenever at any time from the Closing Date to the Outside Date, the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all of the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for Common Shares) at a price per share (or having a conversion or exchange price per share) less than 98% of the Current Market Price on such record date, the Conversion Rate shall be adjusted immediately after such record date so that it shall equal the rate determined by multiplying the Conversion Rate in effect on such record date by a fraction:

(i)

the numerator of which shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase or into which the convertible or exchangeable securities so offered are convertible or exchangeable; and

(ii)

the denominator of which shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by such Current Market Price.

Any Common Shares owned by or held for the account of the Corporation or any Subsidiary shall be deemed not to be outstanding for the purpose of any such computation.  Such adjustment shall be made successively whenever such a record date is fixed.  To the extent that any such rights, options or warrants are not exercised prior to the expiration thereof, the Conversion Rate shall be readjusted to the Conversion Rate which would then be in effect if such record date had not been fixed or to the Conversion Rate which would then be in effect based upon the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

(c)

Subject to Section 4.2, if and whenever at any time from the Closing and prior to the Outside Date, the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of:

(i)

shares of the Corporation of any class other than Common Shares or other securities of the Corporation;

(ii)

rights, options or warrants to acquire Common Shares (or securities convertible into or exchangeable for Common Shares) or other securities of the Corporation;

(iii)

evidences of its indebtedness; or

(iv)

any property or other assets;

(excluding, in each case, any distribution referred to in Section 4.2(a) or Section 4.2(b)) then, in each such case, the Conversion Rate shall be adjusted immediately after such record date so that it shall equal the rate determined by multiplying the Conversion Rate in effect on such record date by a fraction:

(i)

the numerator of which will be the product of the number of Common Shares outstanding on such record date and the Current Market Price on such record date; and

(ii)

the denominator of which will be:

(A)

the product of the number of Common Shares outstanding on such record date and the Current Market Price on such record date; less

(B)

the aggregate fair market value, as determined by the directors of the Corporation, acting reasonably (whose determination will be conclusive), to the holders of Common Shares, of such shares, other securities, rights, options, warrants, evidences of indebtedness or other assets so distributed.

Any Common Shares owned by or held for the account of the Corporation or any subsidiary shall be deemed not to be outstanding for the purpose of any such computation.  Such adjustment shall be made successively whenever such a record date is fixed.  To the extent that such distribution is not so made, the Conversion Rate shall be readjusted to the Conversion Rate which would then be in effect if such record date had not been fixed or to the Conversion Rate which would then be in effect based upon such shares, other securities, rights, options, warrants, evidences of indebtedness or other assets actually distributed, as the case may be.

(d)

Subject to Section 4.2, if and whenever at any time from the Closing Date and prior to the Outside Date, there is a reclassification of the Common Shares or a capital reorganization of the Corporation (other than as described in Section 4.1(a), Section 4.1(b) or Section 4.1(c)) or an amalgamation, arrangement or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, PET shall, upon exercise or deemed exercise of such Conversion Right, be entitled to receive and shall accept, in lieu of the number of Common Shares to which PET was prior thereto entitled upon any such exercise or deemed exercise, the number of shares or other securities or property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such amalgamation, arrangement or merger or to which such sale or conveyance may be made, as the case may be, that PET would have been entitled to receive on such reclassification, capital reorganization, amalgamation, arrangement, merger, sale or conveyance, if on the record date or the effective date thereof, as the case may be, PET had been the registered holder of the number of Common Shares to which immediately before the transaction he was entitled upon exercise or deemed exercise of the Conversion Right.  To give effect to or to evidence the provisions of this Section 4.1(d), the Corporation, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, amalgamation, arrangement, merger, sale or conveyance, enter into an agreement which shall provide, to the extent possible, for the application of the provisions set out in this Agreement with respect to the rights and interests thereafter of PET to the effect that the provisions set out in this Agreement shall thereafter correspondingly be made applicable, as nearly as may reasonably be possible, with respect to any shares, other securities or property to which PET is entitled on the exercise or deemed exercise of the Conversion Right thereafter.  Any agreement entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Corporation shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1 and which shall apply to successive reclassifications, capital reorganizations, amalgamations, arrangements, mergers, sales or conveyances.

(e)

In any case in which this Section 4.1 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein the Corporation may defer, until the occurrence of such event, issuing to PET, the additional Common Shares or other securities or property issuable upon such exercise or deemed exercise as the case may be, by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to PET, as soon as reasonably practicable after such record date, an appropriate instrument evidencing PET's right to receive such additional Common Shares or other securities or property upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares or other securities or property declared in favour of holders of record of Common Shares or securities or property on and after the relevant date of exercise or deemed exercise, as the case may be, or such later date as PET would, but for the provisions of this Section 4.2(e), have become the holder of record of such additional Common Shares or other securities or property pursuant to this Section 4.1, provided that if the other securities are not securities of the Corporation, the Corporation will not be liable to any holder should the issuer thereof not pay any distribution declared thereon.

(f)

In any case in which Section 4.1(c) requires that an adjustment be made to the Conversion Rate, no such adjustment shall be made if PET receives the shares, evidences of indebtedness or other assets or property referred to in Section 4.1(c), in such kind and number as PET would have received if it had been a holder of Common Shares on the applicable record date or effective date, as the case may be, by virtue of their Special Warrants having then been converted, to acquire Common Shares at the Conversion Rate in effect on the applicable record date or effective dates as the case may be.

(g)

The adjustments provided for in this Section 4.1 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section 4.1, provided that, notwithstanding any other provision of this Section 4.1, no adjustment of the Conversion Rate shall be required unless such adjustment would require an increase or decrease of at least one percent in the Conversion Rate then in effect, provided, however, that any adjustments which by reason of this Section 4.1(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(h)

If the Corporation sets a record date to determine the holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, legally abandons its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment shall be made to the Conversion Rate.

(i)

After any adjustment pursuant to this Section 4.1, the term "Common Shares" where used in this Agreement shall be interpreted to mean securities of any class or classes which as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, PET is entitled to receive upon the exercise or deemed exercise of the Conversion Right and the number of Common Shares to be issued upon any exercise or deemed exercise of an Conversion Right, shall be interpreted to mean the number of Common Shares or other property or securities PET is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of an Conversion Right comprising part of a Special Warrant, as the case may be.

4.2

No Adjustment for Stock Options, etc.

Notwithstanding anything to the contrary in this ARTICLE 4, no adjustment shall be made pursuant to this Agreement upon or in respect of the issue of Common Shares pursuant to any stock option or stock purchase plan in force from time to time for officers, directors or employees of the Corporation or pursuant to any stock option granted or other convertible security issued by the Corporation prior to the date of this Agreement.

4.3

Determination by Corporation's Auditors

In the event of any question arising with respect to the adjustments provided for in this ARTICLE 4, such question shall be conclusively determined by the Corporation's auditors, who shall have access to all necessary records of the Corporation, and such determination shall be binding upon the Corporation, PET and all other persons interested therein.

4.4

Proceedings Prior to Any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in the Conversion Right, including the Conversion Rate, the Corporation shall take any corporate action which may, in the opinion of Corporation's Counsel, be necessary to ensure that the Corporation has sufficient authorized capital and that the Corporation may validly and legally issue, as fully paid and non-assessable shares, all of the Common Shares which PET is entitled to receive on the exercise or deemed exercise of the Conversion Right, in accordance with the provisions of this Agreement.

4.5

Action Requiring Adjustment

In case the Corporation, after the date hereof, shall take any action affecting the Common Shares other than the actions described in this ARTICLE 4 which, in the opinion of the directors of the Corporation would materially affect the rights of PET and/or the Conversion Right attached to the Special Warrants, then the number of Common Shares which are to be received upon the exercise or deemed exercise of Conversion Right comprising part of the Special Warrants shall be adjusted in such manner, if any, and at such time as the directors of the Corporation may, in their discretion, reasonably determine to be equitable to PET in such circumstances.

4.6

Certificate of Adjustment

The Corporation shall, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in this ARTICLE 4, deliver a certificate of the Corporation to PET specifying the nature of the event requiring such adjustment or readjustment and the amount of the adjustment or readjustment necessitated thereby and setting out in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate shall be supported by a certificate of the Corporation's auditors verifying such calculation.

4.7

Notice of Special Matters

The Corporation covenants with PET that, so long as any Special Warrants remain outstanding, it will give notice to PET of its intention to fix the record date for any event referred to in Section 4.1(a), Section 4.1(b) and Section 4.1(c) which may give rise to an adjustment in the Conversion Rate.  Such notice shall specify the particulars of such event and the record date for such event, provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given.  The notice shall be given in each case not less than 14 days prior to such applicable record date.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1

Representations and Warranties of the Corporation

Profound represents and warrants to PET the matters set out on Schedule "B" and acknowledges that PET is relying upon these representations and warranties in connection with the entering into of this Agreement and agreeing to purchase the Special Warrants.

5.2

Representations and Warranties of PET

PET hereby represents and warrants to Profound the matters set out on Schedule "C" and acknowledges that Profound is relying upon these representations and warranties in connection with the entering into of this Agreement.

ARTICLE 6
COVENANTS

6.1

Covenants of the Corporation

The Corporation covenants and agrees as follows:

(a)

the Special Warrants shall be duly and validly authorized and created and upon the Conversion Date the Common Shares issuable upon conversion of the Special Warrants shall be issued as fully paid and non-assessable Common Shares;

(b)

to duly, punctually and faithfully perform all the obligations to be performed by it under this Agreement;

(c)

to file all documents or information required to be filed by Profound under applicable Laws with respect to the issuance and sale of the Special Warrants or the Common Shares issuable upon the conversion thereof, in accordance with timelines prescribed under applicable Laws, and all such documents or information, when filed, shall comply as to form and substance in all material respects with the requirements of applicable Laws;

(d)

until the earlier of the issuance of the Common Shares upon the exercise or deemed exercise of the Conversion Right and the redemption of the Special Warrants in accordance with the terms hereof, to not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement (i) that is qualified by a reference to a Material Adverse Effect misleading or untrue in any respect, or (ii) that is not qualified by a reference to a Material Adverse Effect untrue or incorrect in any respect unless the failure to be true or correct has not had or would not reasonably be expected to have, a Material Adverse Effect on Profound;

(e)

to promptly notify PET in writing of any Material Adverse Change and of any change in any representation or warranty provided by Profound in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect, and Profound shall in good faith discuss with PET any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Profound, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to PET pursuant to this provision;

(f)

to use all reasonable commercial efforts to continue to be a "reporting issuer" (or the equivalent thereof) in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and New Brunswick and in material compliance with all Applicable Securities Laws in such provinces, and the Common Shares shall continue to be listed on the TSX;

(g)

to use all reasonable commercial efforts to obtain the acceptance of the TSX of the issuance and sale of the Special Warrants as provided herein and the approval of the TSX for the listing of the Common Shares issuable on conversion of the Special Warrants, and to satisfy any conditions imposed by the TSX in respect of such acceptance and approval; and

(h)

to preserve and maintain in full force and effect its existence and good standing under the laws of the Province of Alberta.

6.2

Covenants of PET

(a)

PET covenants and agrees to duly, punctually and faithfully perform all the obligations to be performed by it under this Agreement.  PET further covenants and agrees that if required by any Applicable Securities Laws or the regulations, rules, policies of any stock exchange or other regulatory authority, PET will execute, deliver, file and otherwise assist the Corporation in filing a report of exempt distribution in prescribed form(s) with respect to the issuance of the Special Warrants.

(b)

If at any time the Special Warrants are converted into Common Shares and Profound receives a Superior Proposal (prior to or after the Conversion Right is exercised by PET) that results in the Non-Completion Fee becoming payable pursuant to the Support Agreement, PET covenants and agrees to tender or vote (or to cause any person holding the Common Shares received on the conversion of the Special Warrants to tender or vote) the Common Shares received on the conversion of the Special Warrants to or in favour of the Superior Proposal that triggered the payment of the Non-Completion Fee provided that the Non-Completion Fee has been paid and:

(i)

greater than 50.1% of the outstanding Common Shares on a fully-diluted basis (excluding any Common Shares held by PET or any of its Affiliates) have been tendered to such Superior Proposal; or

(ii)

greater than 50.1% of the votes cast by holders of Common Shares (excluding any Common Shares held by PET or any of its Affiliates) who vote in person or by proxy on any resolution to approve such Superior Proposal have been voted in favour of such Superior Proposal, as the case may be. Notwithstanding any other provision set out in this Agreement, the covenant set out in this Subsection 6.2(b) shall survive the termination of this Agreement, the issuance of the Special Warrants and the issuance of the Common Shares on conversion of the Special Warrants.

ARTICLE 7
CONDITIONS

7.1

Mutual Conditions

The respective obligations of each Party hereto to complete the issuance and sale of the Special Warrants is subject to the satisfaction (or waiver by the respective Party), at or before the Closing, of the following conditions:

(a)

no act, action, suit or proceeding shall have been threatened or taken before or by any Governmental Authority, whether or not having the force of Law, and no Law shall have been proposed, enacted, promulgated or applied, in either case:

(i)

to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by or the sale to PET of the Special Warrants or of Common Shares, whether upon conversion of the Special Warrants or otherwise (other than any prohibition or material limitation concerning the acquisition of Common Shares that applies to PET pursuant to Applicable Securities Laws of general application in effect as at the date hereof), or the right of PET to own or exercise full rights of ownership of Special Warrants or Common Shares;

(ii)

which, if the issuance and sale of the Special Warrants or the Common Shares issuable on the conversion thereof was consummated, would reasonably be expected to have a Material Adverse Effect on Profound; or

(iii)

which would materially and adversely affect the ability of PET to be issued the Common Shares on conversion of the Special Warrants or to otherwise acquire Common Shares (other than any prohibition or material limitation concerning the acquisition of Common Shares that applies to PET pursuant to Applicable Securities Laws of general application in effect as at the date hereof);

(b)

there shall not exist any prohibition at Law against PET acquiring the Special Warrants or any Common Shares, whether upon conversion of the Special Warrants or otherwise (other than any prohibition concerning the acquisition of Common Shares that applies to PET pursuant to Applicable Securities Laws of general application in effect as at the date hereof);

(c)

the TSX shall have accepted and approved, in writing, the issuance and sale of the Special Warrants as provided herein and the listing of the Common Shares issuable on conversion of the Special Warrants on conditions that are acceptable to the Party, acting reasonably; and

(d)

the Parties shall have entered into an agreement with the Trustee with respect to administration of the Trust Fund, including the receipt, investment and release thereof (the "Trust Account Agreement"), on terms and conditions satisfactory to each of the Parties, acting reasonably.

7.2

Conditions in favour of PET

The obligation of PET to consummate the transactions described in this Agreement is subject to the satisfaction (or waiver by PET in its sole discretion), at or before the Closing Date, of the following conditions:

(a)

Required Approvals.  The Corporation shall have obtained all necessary approvals of the board of directors of the Corporation in connection with the issuance of the Special Warrants as required by applicable Laws.

(b)

Representations and Warranties Correct.  All representations and warranties of Profound in the Agreement:

(i)

that are qualified by a reference to a Material Adverse Effect shall be true and correct in all respects at the Closing Time; and

(ii)

that are not qualified by a reference to a Material Adverse Effect (other than with respect to outstanding share capital (on an undiluted and fully diluted basis) which shall be true and correct in all respects at the Closing Time, except for changes thereto resulting from the issuance of Shares under the terms of the Options and Performance Warrants) shall be true and correct in all respects unless the failure to be true or correct has not had or would not reasonably be expected to have a Material Adverse Effect.

(c)

Covenants.  Profound shall have observed and performed its covenants in the Agreement and the Support Agreement in all material respects to the extent that such covenants were to have been observed or performed by Profound at or prior to the Closing Time.

(d)

Officer's Certificate.  The Corporation shall have delivered to PET and the Administrator a certificate, executed by a duly authorized officer of the Corporation dated as of the Closing Date and in the form attached hereto as Schedule "D".

(e)

Opinion of Corporation's Counsel.  PET and the Administrator shall have received a legal opinion of the Corporation's Counsel in form and substance satisfactory to PET and PET's Counsel, acting reasonably, and customary for transactions of this nature.

(f)

Consents and Waivers.  The Corporation shall have received all required consents, approvals, authorizations, permits and waivers of third parties necessary for the Corporation to consummate the sale of the Special Warrants to PET.

(g)

Material Adverse Change.  There shall not exist or have occurred, in the judgment of PET, acting reasonably, a Material Adverse Change in respect of Profound.

(h)

Other Documents and Undertakings.  PET shall have received from the Corporation such other documents as it may reasonably request.

7.3

Conditions in favour of the Corporation

The obligation of the Corporation to consummate the transactions described in this Agreement  is subject to the satisfaction (or waiver by the Corporation), at or before the Initial Closing Date, of the following conditions:

(a)

Representations and Warranties Correct.  The representations and warranties of PET set forth in this Agreement shall be true and correct as of the Closing Date with the same effect as though made as of the Closing Date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date.

(b)

Performance of Obligations.  PET shall have performed or complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c)

Payment.  PET shall have provided payment for the Special Warrants in accordance with Section 2.4.

ARTICLE 8
NOTICES

8.1

Notice

Any notice, consent or approval required or permitted to be given in connection with this Agreement (referred to in this Section as a "Notice") shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or e-mail:

(a)

If to PET at:

c/o Paramount Energy Trust

Suite 3200, 605 – 5th Avenue S.W.

Calgary, Alberta  T2P 3H5

Attention

Chris Strong

Fax:

(403) 269-4444

E-mail:

chris.strong@paramountenergy.com

with a copy to:

Bennett Jones LLP

4500 Bankers Hall East

855 – 2nd Street S.W.

Calgary, Alberta  T2P 4K7

Attention:

John Kousinioris

Fax:

(403) 265-7219

E-mail:

kousiniorisj@bennettjones.com

(b)

If to Profound at:

Profound Energy Inc.

380, 435 - 4th Avenue S.W.

Calgary, Alberta  T2P 3A8

Attention:

William T. Davis, President and Chief Executive Officer

Fax:

(403) 237-6103

E-mail:

bdavis@profoundenergy.ca

with a copy to:

Burnet, Duckworth & Palmer LLP

1400, 350 - 7th Avenue S.W.

Calgary, Alberta  T2P 3N9

Attention:

Jay Reid

Fax:

(403) 260-0332

E-mail:

jpr@bdplaw.com

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt.  However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

ARTICLE 9
DISCLOSURE

9.1

Future Disclosure

The Corporation shall not make any public disclosure, by press release or otherwise, of the name of PET or any of its Affiliates, their affairs or the nature of this Agreement, without the prior written consent of PET and the Administrator.  Notwithstanding the foregoing, PET and the Administrator acknowledges that the Corporation may be required by law, securities regulation or policies of a stock exchange to make certain disclosures and the Corporation shall be permitted to do so, provided that the Corporation shall first provide a copy of such disclosure to PET and the Administrator for review and any timely comments and shall act reasonably in incorporating any comments reasonably requested by PET and the Administrator with respect thereto (subject to the Corporation's obligations under Applicable Securities Laws to make timely disclosure of material information).  Notwithstanding the foregoing, at the request of the Corporation, PET and the Administrator may pre-approve certain disclosures in respect of PET and the Administrator and, once pre-approved, such disclosure may be made by the Corporation without review or approval of PET and the Administrator, until PET and the Administrator advise the Corporation otherwise.

ARTICLE 10
MISCELLANEOUS

10.1

Acknowledgment

The Parties acknowledge that the Administrator is entering into this Agreement solely in its capacity as agent of Computershare Trust Company of Canada, as trustee of PET ("Computershare"), and on behalf of PET, and that the obligations of PET hereunder shall not be personally binding upon Computershare, any holder of trust units of PET or the Administrator, in their respective capacities as such, such that any recourse against PET, Computershare, any such holder or the Administrator, in their respective capacities as such, in any manner in respect of any indebtedness, obligation or liability of PET arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based in contract, on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Fund as defined in the First Amended and Restated Trust Indenture made effective as of August 1, 2002, as amended, restated or replaced from time to time, relating to PET.

10.2

Entire Agreement

This Agreement, including all Schedules hereto, together with documents to be delivered pursuant hereto, constitutes the entire agreement between the parties hereto, and cancels and supersedes all prior agreements and understandings between the parties hereto, with respect to the subject matter hereof.

10.3

Survival of Representations and Warranties

The representations, warranties and covenants set out in this Agreement or confirmed in any certificate or other document delivered pursuant hereto will survive the termination of this Agreement and completion of the transactions contemplated hereby and shall continue in full force and effect for the benefit of the Corporation and PET, as the case may be.

10.4

Assignment

Neither this Agreement nor any rights or obligations under this Agreement shall be assignable by operation of law, amalgamation or otherwise by any Party without the prior written consent of the other Party, except that PET may assign, without being required to obtain the Corporation's consent, all or part of its rights or obligations hereunder to one or more of its direct or indirect wholly-owned subsidiaries, but no such assignment shall relieve PET of its obligations hereunder.  Subject thereto, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.  No third party shall have any rights hereunder unless expressly stated to the contrary.

10.5

Further Assurances

The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transaction contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

10.6

Expenses

The Parties agree that all costs and expenses of the Parties relating to the Agreement and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

10.7

Change in Common Shares

The provisions of this Agreement relating to Common Shares or other securities of the Corporation shall apply mutatis mutandis to any Common Shares or securities into which the Common Shares may be converted, changed, reclassified, re-divided, re-designated, redeemed, subdivided or consolidated and any Common Shares or securities of the Corporation or of any successor or continuing company or corporation to the Corporation that may be received by shareholders of the Corporation pursuant to a reorganization, amalgamation, arrangement, consolidation or merger, statutory or otherwise.

10.8

Time of the Essence

Time shall be of the essence in this Agreement.

10.9

Amendments

This Agreement may only be amended by a written instrument signed by the parties hereto.

10.10

Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Alberta.

10.11

Attornment

Each party hereto hereby irrevocable attorns to the exclusive jurisdiction of the Courts of the Province of Alberta in respect of all matters arising under this Agreement.

10.12

Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)

the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)

the invalidity, illegality or unenforceability of any provision or party thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.13

Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

10.14

Waiver

No waiver by any party hereto shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.15

Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

10.16

Reliance

The parties hereto acknowledge and agree that they have entered into this Agreement in reliance upon each of the representations, warranties, covenants and agreements herein of the other party hereto.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

PROFOUND ENERGY INC.

Per:	/s/ William T. Davis

Per:	/s/ Nicholas Wemyss

PARAMOUNT ENERGY OPERATING CORP., as administrator of PARAMOUNT ENERGY TRUST

Per:	/s/ Cameron R. Sebastian
Cameron R. Sebastian

Per:	/s/ Gary C. Jackson
Gary C. Jackson

SCHEDULE "A"

CONVERSION NOTICE

TO:

Profound Energy Inc. (the "Corporation")

380, 435 – 4th Avenue S.W.

Calgary, Alberta  T2P 3A8

AND TO:

[Trustee]

(1)

The undersigned holder of Special Warrants of the Corporation hereby exercises its Conversion Right in respect of ________ Special Warrants as of and effective __________________, 20_____ and on the terms specified in the Special Warrant Agreement dated as of March 30, 2009 between the Corporation and Paramount Energy Trust (the "Agreement"), as such number of Special Warrants and any Common Shares issuable on conversion thereof may be adjusted in accordance with the terms of said agreement.

(2)

The undersigned hereby irrevocably directs that the Common Shares issuable on conversion of the Special Warrants be issued and delivered as follows:

Name(s) in Full	Address(es) (Include Postal Code)	Number(s) of Special Warrants Converted

(Please print full name in which the Common Share certificates are to be issued)

Terms not defined herein shall have the same meanings ascribed to them in the Agreement.

DATED this _________ of __________________________, 20______.

Signature of Subscriber

Name of Subscriber

Address of Subscriber (include postal code)

☐

Please check box if the certificates are to be held for pick up, failing which the certificates will be mailed.

SCHEDULE "B"

REPRESENTATIONS AND WARRANTIES OF PROFOUND

1.

Organization and Qualification

Profound is a corporation duly amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its properties and conduct its business as now owned and conducted.  Profound is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Profound.

2.

Authority Relative to this Agreement

Profound has the requisite corporate authority to enter into this Agreement and the Support Agreement and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and of the Support Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the board of directors of the Corporation, and no other corporate proceedings on the part of Profound are necessary to authorize this Agreement or the Support Agreement and the transactions contemplated hereby (including the issuance of the Special Warrants and the Common Shares issuable on the conversion thereof) and thereby.  This Agreement and the Support Agreement have been duly executed and delivered by Profound, and each constitutes a legal, valid and binding obligation of Profound enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors' rights generally, and to general principles of equity.

3.

No Violations

(a)

None of the execution and delivery of this Agreement or the Support Agreement by Profound, the consummation of the transactions contemplated hereby or thereby or the compliance by Profound with any of the provisions hereof or thereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any Encumbrance upon any of the properties or assets of Profound under, any of the terms, conditions or provisions of (x) the certificate and articles of incorporation and by-laws of Profound, as amended; or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other material instrument or obligation to which Profound is a party or to which it, or any of its properties or assets, may be subject or by which Profound is bound; (ii) subject to compliance with the statutes and regulations referred to in Section 3(b) of this Schedule "B", violate any judgement, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Profound; or (iii) cause the suspension or revocation of any authorization, consent, approval or licence currently in effect (except, in the case of each of clauses (i), (ii) and (iii) for such violations, conflicts, breaches, defaults, terminations, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not have a Material Adverse Effect on Profound or have a material adverse effect on the ability of Profound to consummate the transactions contemplated hereby or thereby).

(b)

Other than in connection with or in compliance with the provisions of Applicable Securities Laws or the rules of the TSX: (i) there is no legal impediment to Profound's consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Profound in connection with the issuance of the Special Warrants, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on Profound or materially affect the ability of Profound to consummate the transactions contemplated hereby.

(c)

Except as set forth in the Disclosure Letter, there is no non-competition, area of mutual interest, right of first refusal, right of first offer, change of control, exclusivity or other similar agreement, commitment or understanding in place, whether written or oral, to which Profound, or, to the knowledge of Profound, any director, officer, employee or consultant or any Affiliate of such Persons is a party or is otherwise bound that would now or hereafter, in any way limit the business or operations of Profound (i) in a particular manner or to a particular locality or geographic region; or (ii) for a limited period of time.

(d)

The execution, delivery and performance of this Agreement does not and will not result in the restriction of Profound from engaging in its business or from competing with any Person or in any geographical area and do not and will not result in a Material Adverse Effect on Profound or trigger or cause to arise any rights of any Person under any contract or arrangement to restrict any of the foregoing from engaging in the business currently carried on by Profound.

4.

Capitalization

As of the date hereof, the authorized share capital of Profound consists of an unlimited number of Common Shares, an unlimited number of preferred Common Shares, issuable in series, and an unlimited number of special voting Common Shares of which, as of the date hereof, only 37,129,008 Common Shares are issued and outstanding.

As of the date hereof, 848,000 Common Shares are issuable pursuant to the exercise of outstanding Options at an average exercise price of $0.57 and none of such Options have an exercise price greater than $1.34.

As of the date hereof, 2,734,733 Common Shares are issuable pursuant to the exercise of outstanding Performance Warrants, of which 577,282 have an exercise price of $6.20 per Performance Warrant, 577,280 have an exercise price of $7.23 per Performance Warrant, 577,279 have an exercise price of $8.25 per Performance Warrant, 577,279 have an exercise price of $9.28 per Performance Warrant and 577,279 have an exercise price of $10.33 per Performance Warrant.

Except as set forth in the immediately preceding sentences and with respect to the ESPP, and as provided in this Agreement, there are no options, puts, calls, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Profound of any shares of Profound (including Common Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Profound (including Common Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Profound.

All outstanding Common Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Common Shares issuable upon conversion of the Special Warrants, or the exercise of outstanding Options or Performance Warrants in accordance with their terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

5.

No Material Adverse Change

Since December 31, 2008, there has not been any Material Adverse Change in respect of Profound.

6.

Information

All material data and information provided by Profound to PET and its agents and representatives is complete and true and correct in all material respects and does not omit any data or information necessary to make the data and information provided, taken as a whole, not misleading in any material respect.

7.

No Undisclosed Material Liabilities

Except (a) as disclosed or reflected in the audited financial statements of Profound as at and for the year ended December 31, 2008; and (b) for liabilities and obligations (i) incurred in the ordinary course of business and consistent with past practice; (ii) pursuant to the terms of this Agreement; or (iii) set forth in the Disclosure Letter, Profound has not incurred any material Liabilities of any nature, whether accrued, contingent or otherwise or which would be required by GAAP to be reflected on a consolidated balance sheet of Profound as of the date hereof.

8.

Employee Obligations

There are no Employee Obligations other than those existing as of the date hereof as described in the Disclosure Letter and such Employee Obligations do not exceed the amount set forth in the Disclosure Letter.

9.

Brokerage Fees

Profound has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that FirstEnergy Capital Corp. has been retained as Profound's financial advisors in connection with certain matters including the Offer and the transactions contemplated by the Support Agreement and this Agreement. Profound has delivered to PET a true and complete copy of its agreements with FirstEnergy Capital Corp. and Profound hereby agrees not to amend such agreements without PET's consent.  There are no fees payable to such advisors other than those disclosed in the Disclosure Letter.

10.

Conduct of Business

Since December 31, 2008, and except as set forth in the Disclosure Letter or contemplated herein, Profound has conducted and is conducting its business substantially in accordance with good oilfield and environmental practices and in compliance in all material respects with all applicable Laws, rules and regulations and, in particular, with all applicable licensing, Regulatory Approvals and environmental legislation, regulations or by-laws or other requirements of any governmental or regulatory bodies applicable to Profound in each jurisdiction in which it carries on business, and hold licences, Regulatory Approvals, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business, which are necessary or desirable to carry on the business of Profound, as now conducted, and where the failure to so conduct business or be in such compliance would have a Material Adverse Effect on Profound and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect on Profound.

11.

Reports

(a)

Profound has made available or delivered to PET true and complete copies of: (i) Profound's Information Circular-Proxy Statement dated April 18, 2008 relating to its annual and special meeting of shareholders held on May 28, 2008; (ii) Profound's Annual Information Form for the year ended December 31, 2008 dated March 19, 2009; (iii) the audited financial statements of Profound as at and for the year ended December 31, 2008; (iv) the independent reserves and economic valuation report dated effective December 31, 2008 prepared in accordance with National Instrument 51-101; and (v) all press releases and material change reports of Profound since December 31, 2008.  As of their respective dates, such documents (including all exhibits and schedules thereto) (i) did not contain a "misrepresentation" (as defined in the Securities Act); and (ii) complied in all material respects with all applicable requirements of Law including Applicable Securities Laws.  The audited financial statements of Profound as at and for the year ended December 31, 2008 were prepared in accordance with GAAP (except as otherwise indicated in such financial statements and the notes thereto or in the related report of Profound's auditors) and fairly present the financial position, results of operations and changes in financial position of Profound as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(b)

Profound will during the term of this Agreement deliver to PET as soon as they become available true and complete copies of any report or statement filed by it with the Canadian Securities Regulatory Authorities or to be delivered to shareholders of Profound subsequent to the date hereof.  As of their respective dates, such reports and statements (excluding any information therein provided by PET, as to which Profound makes no representation) (i) will not contain any "misrepresentation" (as defined in the Securities Act); and (ii) will comply in all material respects with all applicable requirements of law including securities laws. The financial statements of Profound issued by Profound or to be included in such reports and statements (excluding any information therein provided by PET, as to which Profound makes no representation) will be prepared in accordance with GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Profound's auditors; or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and will present fairly the consolidated financial position, results of operations and changes in financial position of Profound as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

12.

No Subsidiaries

Profound has no subsidiaries or any interest in any partnership, corporation or other business organization.

13.

Books and Records

The corporate records and minute books of Profound have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all material respects.

14.

Litigation, etc.

Except as has been publicly disclosed prior to the date hereof or as described in the Disclosure Letter, there is no claim, action, proceeding, inquiry or investigation pending or, to the knowledge of Profound, threatened against or relating to Profound or affecting any of its properties or assets before any court or Governmental Authority or body nor is Profound aware of any basis for any such claim, action, proceeding or investigation.  Profound is not subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on Profound or prevent or materially delay consummation of the transactions contemplated by this Agreement.

15.

Environmental

To the knowledge of Profound:

(a)

Profound is not in material violation of any applicable federal, provincial, municipal or local Laws, regulations, orders, government decrees, ordinances or regulatory approvals with respect to environmental, health or safety matters (collectively, Environmental Laws");

(b)

Profound has operated its business at all times and has generated, received, handled, used, stored, treated, shipped, recycled and disposed of all contaminants in material compliance with Environmental Laws;

(c)

there have been no material spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes within Profound's ownership, possession or control, other than those which have been or are in the process of being rectified, on any of the real property owned or leased by Profound or on any other real property;

(d)

there have been no material releases, deposits or discharges, in violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes, within Profound's ownership, possession or control, into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Profound;

(e)

no material orders, directions or notices have been threatened or have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Profound other than abandonment and reclamation orders, directions or notices issued in connection with the normal course of business;

(f)

no event, matter, occurrence or circumstance with respect to environmental matters exists which could reasonably be expected to interfere with Profound obtaining any required Regulatory Approvals in respect of its projects or that could have a Material Adverse Effect on Profound; and

(g)

Profound, as of the date hereof, holds all material licences, permits and regulatory approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets and all such licences, permits and regulatory approvals are in full force and effect.

16.

Notice of Environmental Policies or Laws

Profound has not received notice of any proposed Environmental Laws or policies which Profound reasonably believes would have a Material Adverse Effect on Profound, other than those that apply to the industry generally.

17.

Insurance

Policies of insurance in force as of the date hereof naming Profound and its directors and officers as insureds adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Profound as would be customary in respect of the businesses carried on by Profound.  All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Offer.

18.

Tax Matters

(a)

Returns Filed and Taxes Paid. All Tax Returns required to be filed by or on behalf of Profound have been duly filed on a timely basis and such Tax Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis or have been accrued for on Profound's financial statements, and no other Taxes are payable by Profound with respect to items or periods covered by such Tax Returns.

(b)

Tax Reserves. For the year ended December 31, 2008, Profound has paid all applicable Taxes or Profound has provided adequate accruals in its audited financial statements for the year ended December 31, 2008 for all such unpaid Taxes. The audited financial statements for the year ended December 31, 2008 disclose all future income taxes in conformity with GAAP.

(c)

Tax Returns Furnished. For all periods ending on and after December 31, 2005, PET has been furnished by Profound with true and complete copies of (i) relevant portions of income tax audit reports, statements of deficiencies, or agreements relating to Taxes, and (ii) all separate federal, provincial, state, local or foreign income or franchise Tax Returns for Profound.

(d)

Tax Deficiencies, Audits, Statutes of Limitations. Except as set forth in the Disclosure Letter, no material deficiencies exist or have been asserted with respect to Taxes of Profound.  Profound is not party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Profound or any of its assets.  No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Profound.  Except as set forth in the Disclosure Letter, the Tax Returns of Profound have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened.

19.

Compliance with Law

Profound has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not, considered individually or in the aggregate, have a Material Adverse Effect on Profound or materially effect the ability of Profound to consummate the transactions contemplated hereby.

20.

Restrictions on Business Activities

Except as set forth in the Disclosure Letter there is no agreement, judgement, injunction, order, decree, understanding or other restriction with any Person binding upon Profound which has or could have the effect of materially restricting, prohibiting or impairing:

(a)

any current or currently proposed business practice of Profound;

(b)

Profound from carrying on its business with any customer or within any geographic region;

(c)

any acquisition or disposition of property by Profound; or

(d)

the conduct of business by Profound as currently conducted or as currently proposed to be conducted by Profound.

21.

Employee Benefit Plans

Other than as set forth in the Disclosure Letter, Profound:

(a)

has no retirement savings plans (either registered or unregistered) or other employee benefit plans, and has not made any promises with respect to increased benefits under such plans except for the ESPP;

(b)

has provided adequate accruals in its audited financial statements for the year ended December 31, 2008 (or such amounts are fully funded) for all pension or other employee benefit obligations of Profound arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Profound as well as for any other payment required to be made by Profound in connection with the termination of employment or retirement of any employee of Profound in respect of the fiscal period ended December 31, 2008; and

(c)

has no stock option plans or arrangements other than the Profound Stock Option Plan, the ESPP and, except as otherwise disclosed herein or in accordance with the Performance Warrants, is not otherwise a party to any agreement to provide any Common Shares or other Profound securities (including any securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire Common Shares) or to provide any options to acquire Common Shares or any other Profound securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Profound Common Shares to any person other than pursuant to the Profound Stock Option Plan or existing Performance Warrants.

22.

Employment Agreements

(a)

Except for contracts or arrangements set forth in the Disclosure Letter, Profound is not a party to any employment agreement or to any written or oral policy, agreement, obligation or understanding or any amendment thereto which contains any specific agreement as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause on giving reasonable notice as may be implied by Law and the Disclosure Letter sets out all amounts required to be paid upon such termination.

(b)

Other than as set forth in the Disclosure Letter, Profound is not a party to any change of control, retention, supplemental executive retirement plan (registered or unregistered) or any other agreement pertaining to compensation, other than a contemplated Employee Obligation, with executives or other employees, including former employees, of Profound, nor are any such agreements contemplated, being negotiated or otherwise have been executed as of the date hereof.

23.

Shareholder Rights Plan

Other than the Rights Plan, Profound has no shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Common Shares or other securities of Profound or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or issuance of the Special Warrants.

24.

Engineering Reports

Profound has provided copies of all engineering reports (including drafts) with respect to its properties (as estimated by Profound's independent and internal engineers).  Profound has provided to GLJ Petroleum Consultants Ltd. ("GLJ"), independent geological and petroleum engineering consultants, all material information concerning its assets and reserves in respect of the engineering report of GLJ dated February 25, 2009 and effective December 31, 2008 (the "GLJ Engineering Report") and, in particular, all material information respecting Profound's interests in these assets which information did not contain any misrepresentation at the time such information was provided.  Profound is not aware of any information not provided to GLJ that would have a material adverse impact on the GLJ Engineering Report, taken as a whole.  Profound believes that the GLJ Engineering Report reasonably presents the quantity and pre-tax present worth values of the oil and natural gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report based upon information available at the time such reserves information was prepared, and Profound believes that at the date of such report GLJ did not (and as of the date hereof, except as may be attributable to production since the respective dates of such report does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom.

25.

Confidentiality Agreements

Profound has not waived or released the applicability of any "standstill" or other provisions of any confidentiality agreements entered into by Profound.

26.

Internal Controls

Profound maintains a system of internal accounting controls sufficient to provide reasonable assurances that:

(a)

transactions are executed in accordance with management's general or specific authorization;

(b)

transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; and

(c)

access to assets is permitted only in accordance with management's general or specific authorization.

27.

Interested Party Transactions

Except as disclosed in the Disclosure Letter, Profound is not indebted to or otherwise obligated to, or party to an agreement with any director, executive officer, employee of, or any Person not dealing at Arm's Length with Profound or any Subsidiary or entity controlled by them.  Except as disclosed in the Disclosure Letter, no director, officer, employee or agent of, or any other Person not dealing at Arm's Length with Profound has any indebtedness, Liability or obligation to Profound or is a party to any contract, arrangement or understanding or other transactions required to be disclosed pursuant to applicable Laws.

28.

Petroleum and Natural Gas Property Interests

The interests of Profound in its petroleum and natural gas properties (the "Profound Interests") are free and clear of adverse claims created by, through or under Profound, except as disclosed in the Financial Statements or those arising in the ordinary course of business and that would not have a Material Adverse Effect on Profound and, to its knowledge, Profound holds the Profound Interests under valid and subsisting licenses, leases, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold the Profound Interests would not have a Material Adverse Effect on Profound.

29.

Title to Oil and Gas Properties

Although it does not warrant title, Profound is not aware of any defects, failures or impairments to the title to its oil and gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party which in the aggregate could reasonably be expected to have a Material Adverse Effect on Profound.

30.

Material Agreements

All agreements, permits, licences, regulatory approvals, plans, certificates and other rights and authorizations material to the conduct of the business of Profound are disclosed in the Disclosure Letter and are valid and subsisting and Profound is not in material default under any such agreements, permits, licences, Regulatory Approvals, plans, certificates and other rights and authorizations.  For the purposes of this Section 30, any contract or agreement pursuant to which Profound will, or may reasonably be expected to, expend more than an aggregate of $150,000 or receive or be entitled to receive revenue of more than $150,000 in either case in the next 12 months, or is out of the ordinary course of business of Profound, shall be considered to be material.

31.

Disclosure

To the knowledge of Profound, Profound has not withheld from PET any material information or documents concerning Profound or its assets or Liabilities during the course of PET's review of Profound and its assets.

32.

Listings

The Common Shares are listed on the TSX.

33.

Reporting Issuer Status

Profound is a "reporting issuer" or the equivalent thereof not in default under the securities legislation of each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and New Brunswick.

34.

Production

As of the date hereof, Profound's daily production is not less than 3,000 boe/d.

35.

Debt and Working Capital

As at March 26, 2009, Profound's net debt (being bank debt and net working capital deficiency) does not exceed $61,500,000.

36.

Lending Agreements

No event of default or breach of any covenant has occurred under Profound's existing banking and lending agreements.  Profound has provided PET with true and complete copies of any documentation respecting all of Profound's existing banking and lending agreements.

37.

Guarantees of Indemnities

Profound is not a party to or bound by any agreement of guarantee, indemnification (other than indemnification of directors and officers in accordance with the by-laws of Profound and applicable Laws and other than standard indemnities in favour of purchasers of assets in purchase and sale agreements and underwriters and agents in connection with offerings of securities, Profound's registrar and transfer agent, indemnities and guarantees in favour of Profound's bankers and indemnities to support Profound's obligations pursuant to agreements entered into in the ordinary course of business), or any other like commitment of the obligations, Liabilities (contingent or otherwise) of indebtedness of any other person.

38.

Bankruptcy and Insolvency Matters

(a)

No action or proceeding has been commenced or filed by or against Profound or which seeks or may lead to receivership, bankruptcy, a commercial proposal or similar proceeding of Profound, the adjustment or compromise of claims against it or the appointment of a trustee, receiver, liquidator, custodian or other similar officer for Profound or any portion of its assets.  No such action or proceeding has been authorized or is being considered by or on behalf of Profound and no creditor or equity securityholder of Profound has threatened to commence or advised that it may commence, any such action or proceeding.

(b)

Profound has not made, nor is it considering making, an assignment for the benefit of its creditors, and has not requested, nor is it considering requesting, a meeting of its creditors to seek a reduction, compromise, composition or other accommodation with respect to its indebtedness.

39.

Flow-Through Obligations

Profound has not entered into any agreements or made any covenants with any parties with respect to the issuance of "flow-through" Common Shares or the incurring and renunciation of Canadian exploration expense or Canadian development expense, which amounts have not been fully expended and renounced as required thereunder.

40.

Tax Pools

Profound's Tax Pools on a consolidated basis were not less than $200.8 million in the aggregate as at December 31, 2008, comprised approximately as follows:

$66.1 million

CCEE

$55.7 million

CCDE

$21.1 million

CCOGPE

$38.6 million

UCC

$15.1 million

Non-Capital Losses

$4.2 million

Financing Expenses

and Profound has no reason to believe that its Tax Pools on a consolidated basis were materially less on the date hereof than as set forth above.

41.

Impairment of Profound's Interests

To the best of Profound's knowledge, all ad valorem, property, production, severance and similar taxes and assessments based on, or measured by, the ownership of the Profound Interests or the production of crude oil, natural gas and natural gas liquids from the Profound Interests, or the receipt of proceeds from them, and all royalties and rentals accruing prior to the Closing Time, that are payable by Profound with respect to the Profound Interests will at the Closing Time have been properly paid or will be paid in a timely fashion.

42.

Processing, Marketing and Transportation Commitments

Other than as disclosed in the Disclosure Letter, Profound has not entered into any third party processing or transportation agreements or any obligations to deliver sales volumes to any other person and has not entered into any marketing arrangements or agreements having any fixed price, term or delivery obligations.

43.

No Swaps

Other than those Swaps disclosed in the Financial Statements or in the Disclosure Letter, Profound currently has no outstanding Swaps.

SCHEDULE "C"

REPRESENTATIONS AND WARRANTIES OF PET

1.

Organization and Qualification

PET has been duly created and is a valid and subsisting trust under the Laws of Alberta and has the requisite trust authority and power to carry on its business as it is now being conducted.  The Administrator is a corporation duly incorporated and organized and validly existing under the Laws of Alberta and has the requisite corporate power and authority to carry on its business as it is now being conducted.  Each of PET and the Administrator is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where failure to be so registered or in good standing would not have a Material Adverse Effect on PET.

2.

Authority Relative to this Agreement

PET has the requisite trust authority, and the Administrator has the requisite corporate authority, to enter into this Agreement and to carry out their respective obligations hereunder.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the board of directors of the Administrator, and no other corporate or trust proceedings on the part of PET or the Administrator are necessary to authorize this Agreement and the transactions contemplated hereby.  This Agreement has been duly executed and delivered for and on behalf of PET and by the Administrator and constitutes the legal, valid and binding obligation of PET and the Administrator enforceable against them in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors' rights generally, and to general principles of equity.

3.

No Violations

(a)

None of the execution and delivery of this Agreement by PET or the Administrator, the consummation of the transactions contemplated hereby or compliance by PET or the Administrator with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any Encumbrance upon any of the properties or assets of PET or the Administrator, or any of their respective subsidiaries, under any of the terms, conditions or provisions of (x) its constating documents or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other material instrument or obligation to which PET, the Administrator or any of their subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which PET, the Administrator or any of their subsidiaries is bound; (ii) violate any judgement, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to PET, the Administrator or any of their subsidiaries; or (iii) cause the suspension or revocation of any authorization, consent, approval or licence currently in effect (except, in the case of each of clauses (i), (ii) and (iii) for such violations, conflicts, breaches, defaults, terminations, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not have a Material Adverse Effect on PET or have a material adverse effect on the ability of PET to consummate the transactions contemplated hereby).

C-2

(b)

Other than in connection with or in compliance with the provisions of securities Laws or the requirements of the TSX: (i) there is no legal impediment to PET's consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by PET in connection with the making or the consummation of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a material adverse effect on the ability of PET to consummate the transactions contemplated hereby.

4.

Litigation, etc.

There is no claim, action, proceeding, inquiry or investigation pending or, to the knowledge of PET, threatened against or relating to PET, Paramount Operating Trust or the Administrator or affecting any of their properties or assets before any court or Governmental Authority or body that, if adversely determined, is likely to prevent or materially delay consummation of the transactions contemplated by this Agreement nor is PET aware of any basis for any such claim, action, proceeding or investigation.  None of PET, Paramount Operating Trust or the Administrator is subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to prevent or materially delay consummation of the transactions contemplated by this Agreement.

5.

Compliance with Law

PET, Paramount Operating Trust and the Administrator have complied with and are in compliance with all Laws applicable to the operation of their business, except where such non-compliance would not materially affect the ability of PET to consummate the transactions contemplated hereby.

6.

Accredited Investor

PET is an "accredited investor" (as such term is defined in National Instrument 45-106) and is purchasing the Special Warrants as principal.

SCHEDULE "D"

PROFOUND OFFICERS' CERTIFICATE

TO:

PARAMOUNT ENERGY TRUST

AND TO:

PARAMOUNT ENERGY OPERATING CORP.

RE:

Special Warrant Agreement dated as of March 30, 2009 (the "Agreement") between Paramount Energy Trust ("PET") and Profound Energy Inc. (the "Corporation")

The undersigned, in their respective capacities as the · and the · of the Corporation, hereby certify, for and on behalf of the Corporation and not in their personal capacities, that:

(a)

all representations and warranties of the Corporation in the Agreement:

(i)

that are qualified by a reference to a Material Adverse Effect shall be true and correct in all respects; and

(ii)

that are not qualified by a reference to a Material Adverse Effect (other than with respect to outstanding share capital (on an undiluted and fully diluted basis) which shall be true and correct in all respects except for changes thereto resulting from the issuance of Common Shares under the terms of the Options and Performance Warrants) shall be true and correct in all respects unless the failure to be true or correct has not had or would not reasonably be expected to have a Material Adverse Effect;

(b)

the Corporation has observed and performed its covenants in the Agreement and in the Support Agreement in all material respects to the extent that such covenants were to have been observed or performed by Profound at or prior to the Closing Time;

(c)

the Corporation has made and/or obtained, on or prior to the Closing Time on the Closing Date, all necessary filings, approvals, consents and acceptances of applicable regulatory authorities and under any applicable agreement or document to which the Corporation is a party or by which it is bound in respect of the issuance of the Special Warrants to PET and the consummation of the other transactions contemplated by the Agreement that are required to be made prior to the Closing Time; and

(d)

no event of a nature referred to in Section 7.2(g) of the Agreement has occurred since the date of the Agreement or to our knowledge is pending, contemplated or threatened.

This certificate is given pursuant to Section 7.2(d) of the Agreement.  Capitalized terms not otherwise defined herein and contained in this certificate have the same meanings given to such terms in the Agreement.

DATED this · day of ·, 2009.

· ·

· ·

SCHEDULE "E"

FORM OF CERTIFICATE REPRESENTING SPECIAL WARRANTS

**********

SPECIAL WARRANT CERTIFICATE

CERTIFICATE NO.	NO. OF SPECIAL WARRANTS
SW-1	9,224,310

PROFOUND ENERGY INC.
(a corporation incorporated under the laws of the Province of Alberta)

THIS IS TO CERTIFY THAT

PARAMOUNT ENERGY TRUST

(the "Holder") is the registered holder of NINE MILLION TWO HUNDRED TWENTY FOUR THOUSAND THREE HUNDRED TEN fully paid Special Warrants issued by PROFOUND ENERGY INC. (the "Corporation") entitling the Holder to acquire, subject to adjustment, upon conversion (including automatic conversion) of each Special Warrant represented hereby and without payment of any additional consideration, one (1) fully paid and non-assessable common share (a "Common Share") of the Corporation, subject to adjustment in accordance with the Special Warrant Agreement dated March 30, 2009 between the Corporation and the Holder (the "Special Warrant Agreement").

The Special Warrants represented by this Special Warrant Certificate are issued under and pursuant to the terms and conditions of the Special Warrant Agreement.  Reference is made to the Special Warrant Agreement and any instruments supplemental thereto for a full description of the rights of the Holder of the Special Warrants and the terms and conditions upon which the Special Warrants are, or are to be, issued, converted, adjusted, redeemed and held, with the same effect as if the provisions of the Special Warrant Agreement and all instruments supplemental thereto were herein set forth.  In the event of any conflict between the provisions of this Special Warrant Certificate and the provisions of the Special Warrant Agreement, the provisions of the Special Warrant Agreement will govern.

IN WITNESS WHEREOF the Corporation has caused this Special Warrant Certificate to be signed by its duly authorized officer as of __________________________.

PROFOUND ENERGY INC.

By:

Authorized Officer

E-2

EXERCISE OF REDEMPTION RIGHT

A Notice requiring the Corporation to redeem Special Warrants shall be given during business hours on any Business Day to the Corporation at its principal office in the City of Calgary by delivery to the Corporation of the Special Warrant Certificate that represents the Special Warrants to be redeemed by the Corporation together with the Notice requesting redemption which appears below duly completed and properly executed. No such form of endorsement or manner of execution shall be sufficient unless the same is in all respects satisfactory to the Corporation, acting reasonably, and is accompanied by any further evidence that the Corporation may reasonably require with respect to the identity, capability and authority of a person giving such Notice.

Upon receipt of a Notice to redeem Special Warrants, the holder shall thereafter cease to have any rights with respect to the Special Warrants tendered for redemption (other than to receive the redemption payment therefor).

NOTICE OF REDEMPTION

TO: PROFOUND ENERGY INC.

The undersigned registered holder of the within Special Warrant Certificate hereby tenders the Special Warrants represented by the within Special Warrant Certificate to the Corporation for redemption, subject to the terms and conditions set out in the Special Warrant Agreement.

If less than the full number of the within Special Warrants is to be redeemed, indicate in the space provided the number to be redeemed.

Special Warrants Only.

Dated:

Signature:

Notice:  The signature of this Redemption Notice must correspond with the name as written upon the face of the within Special Warrant Certificate, in every particular, without alteration or enlargement or any change whatever.